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                                                              File No. 070-10128


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-1/A

                        POST-EFFECTIVE AMENDMENT NO. 7 TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

                       CenterPoint Energy Resources Corp.
                                 1111 Louisiana
                              Houston, Texas 77002

             (Name of companies filing this statement and address of
                          principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)


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                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)


                 The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                             Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                       Baker Botts L.L.P.
Baker Botts L.L.P.                              3000 One Shell Plaza
The Warner                                      Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                  (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700


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                                TABLE OF CONTENTS

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                                                                           PAGE
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
ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION................................1
           A.    REQUESTED AUTHORIZATION......................................1
           B.    BACKGROUND...................................................1
           C.    REFINANCING..................................................2
ITEM 2.    FEES, COMMISSIONS AND EXPENSES.....................................3
ITEM 3.    APPLICABLE STATUTORY PROVISIONS....................................3
           A.    APPLICABLE PROVISIONS........................................3
           B.    SECTIONS 6 AND 7.............................................3
           C.    RULE 54 ANALYSIS.............................................4
ITEM 4.    REGULATORY APPROVAL................................................5
ITEM 5.    PROCEDURE..........................................................5
ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS..................................5
           A.    EXHIBITS.....................................................5
           B.    FINANCIAL STATEMENTS.........................................5
ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS............................6




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                  CenterPoint Energy, Inc. ("CenterPoint" or the "Company"),
Utility Holding, LLC and CenterPoint Energy Resources Corp. ("GasCo") (together, the "Applicants") hereby file a post-effective amendment (the "Amendment") to their Application-Declaration asking the Commission to release jurisdiction over the issuance by GasCo of up to $50 million in incremental external debt securities.(1)

ITEM 1.           DESCRIPTION OF PROPOSED TRANSACTION.

A.       Requested Authorization

                 By order dated June 30, 2003 (HCAR No. 27692 (the "Omnibus Financing Order")), the Securities and Exchange Commission (the "Commission") authorized CenterPoint and its Subsidiaries to engage in certain financing and related transactions through June 30, 2005 (the "Authorization Period").(2) In this Amendment, GasCo requests a release of jurisdiction over up to $50 million of the GasCo Additional Debt Limit as defined in the Omnibus Financing Order, such that the total amount of GasCo external debt will not exceed $2.607 billion at any time outstanding during the Authorization Period.

B.       Background

         1.       Existing Financing Authority

                  In the Omnibus Financing Order, the Commission authorized various financing and related transactions. Of interest here, the Omnibus Financing Order, by reference to the application:

             (i) Approved the continuation of existing financing arrangements, guarantees and hedging arrangements, as well as any transactions undertaken to extend the terms of or replace, refund or refinance existing obligations and the issuance of new obligations in exchange for existing obligations, provided in each case that the issuing entity's total capitalization is not increased as a result of such financing transaction; and

             (ii) Reserved jurisdiction over a request by GasCo to issue or sell external long-term debt securities in an incremental amount of $500 million and external short-term debt securities in an incremental amount of $500 million, subject to an overall incremental limit of $500 million in long-term and short-term debt securities (the "GasCo Additional Debt Limit") such that the total amount of GasCo external debt will not exceed $3.037 billion at any one time outstanding during the Authorization Period (the "GasCo Aggregate Debt Limit").

----------------------------

      (1) CenterPoint holds its utility interests through Utility Holding, LLC, a Delaware limited liability company that is a conduit entity formed solely to minimize tax liability.

      (2) The term "Subsidiaries" refers to each existing direct or indirect subsidiary company of CenterPoint, as well as any direct or indirect subsidiary companies that CenterPoint may form with the approval of the Commission or in reliance on rules or statutory exemptions.

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The authorized financing transactions were subject to certain terms and conditions, including the maintenance by GasCo of a minimum of 30% common equity capitalization.(3) The Omnibus Financing Order also noted that, during the Authorization Period, "the CenterPoint system's financing transactions will be largely limited to refinancing, replacing or extending the term of existing obligations."

                  By order dated October 28, 2003 (HCAR No. 27743) (the "October Order"), the Commission released jurisdiction over the issuance of an incremental $50 million in external debt in connection with the refinancing of 6 3/8% Term Enhanced ReMarketable Securities (the "TERMS").(4)

         2.       Existing Financing Arrangements

                  GasCo has a revolving credit facility (the "Facility") that provides for an aggregate of $200 million in committed credit. As of September 30, 2003, $55 million was borrowed under this Facility.(5) The Facility terminates on March 23, 2004. Rates for borrowings under this facility, including the facility fee, are London interbank offered rate (LIBOR) plus 250 basis points based on current credit ratings and the applicable pricing grid.

C.       Proposed Financing Transaction

                  The Applicants believe, on the basis of currently available information, including current interest rates and other factors, that it would be in the best interest of GasCo to replace the Facility with a three-year revolving credit facility that provides for an aggregate of up to $250 million in committed credit if market conditions support those terms. The purpose of the revolving credit facility is to provide GasCo with short-term liquidity. By extending the term of the revolving facility and increasing its size, GasCo will be afforded greater liquidity in the coming months. While that increased capacity has not been required in recent months, the longer term makes it prudent to increase the size of the facility in the currently favorable markets. If conditions over the next three years were to require greater reliance on revolving credit, the capacity would not need to be renegotiated annually, as it is now. The greater capacity would also protect against changing needs that might require a renegotiation for additional capacity.

                  GasCo requests the Commission to release jurisdiction over $50 million of the GasCo Additional Gas Limit such that the amount of GasCo external debt securities under the authorized GasCo Aggregate Debt Limit will not exceed $2.607 billion at any one time outstanding during the Authorization Period.

----------------------------

     (3) As of December 31, 2003, GasCo's common equity capitalization was
47.4%.

     (4) GasCo used only approximately $20 million of the jurisdiction under the October Order. For purposes of this request, Applicants are assuming that the release of jurisdiction expired with respect to the unused portion of authority granted under the October Order.

     (5) Unaudited results from December 31, 2003, indicate that no borrowings were outstanding under the facility at that date.


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                  As noted above, all such financing transactions would be
subject to the terms and conditions set forth in the Omnibus Financing Order. In particular, GasCo will continue to comply with the requirement that at all times during the Authorization Period, it must maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, and adjusted to reflect changes in capitalization since the balance sheet date therein, unless otherwise authorized. Additionally, any security to be issued, if rated, will be rated investment grade by at least one nationally recognized statistical rating organization.

ITEM 2.           FEES, COMMISSIONS AND EXPENSES.

                  The fees, commissions and expenses paid or incurred or to be incurred in connection with this Amendment are estimated to be $20,000, plus the fees paid in connection with the new facility, which will comply with the requirements of the Omnibus Financing Order.

ITEM 3.           APPLICABLE STATUTORY PROVISIONS.

A.       Applicable Provisions

                  Sections 6(a) and 7 of the Act and Rules 44 and 54 thereunder are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.       SECTIONS 6 AND 7

                  Section 6(a) requires the filing of a declaration with the Commission in connection with (1) an issuance and sale of any security by a registered holding company or subsidiary company or (2) an exercise of "any privilege or right to alter the priorities, preferences, voting power or other rights of the holders of an outstanding security" of the registered holding company or subsidiary. Commission approval of a declaration is subject to
Section 7(c), which concerns the type of security and purpose for which it is issued. If the standards of Sections 7(c) and 7(g) (which concerns any necessary state approvals and is inapplicable in this matter) are met, the Commission "shall" permit a declaration to become effective, unless it makes certain findings described in Section 7(d) of the Act.

                  The standards of Section 7(c) of the Act are satisfied because the proposed securities will be issued and sold solely for the purpose of "financing the business of the declarant as a public-utility company", as contemplated by Section 7(c)(2)(B).

                  No adverse findings are required under Section 7(d) of the Act. In particular, no adverse finding is required under Section 7(d)(1) or (2) concerning the financing transaction. Among other things, Section 7(d) authorizes the Commission to authorize the issuance of a security unless it finds that: (1) "the security is


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not reasonably adapted to the security structure of the declarant and other companies in the same holding company system"; or (2) "the security is not reasonably adapted to the earning power of the declarant." GasCo will continue to maintain a minimum of 30% common equity capitalization at all times during the Authorization Period and otherwise continue to comply with the terms and conditions of the Omnibus Financing Order.

                  No adverse finding is required under Section 7(d)(3) of the Act, which concerns the necessity and appropriateness of a proposed financing to the economical and efficient operations of a registered system. As noted above, the Applicants believe that the proposed financing transactions are in the best interests of GasCo and so provide for the economical and efficient operations of GasCo.

                  No adverse findings are required under Section 7(d)(4) because the fees, commissions and other remuneration to be paid in connection with the subject financing transactions will comply with the standards approved by the Commission in the Omnibus Financing Order.

                  Finally, the terms and conditions of the proposed sale of securities are consistent with those approved by the Commission in the Omnibus Financing Order and so, are not detrimental to the public interest or the interest of investors or consumers.

C.       RULE 54 ANALYSIS.

                  The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any Subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. As noted in the Omnibus Financing Order, the Commission appropriately takes into account the capitalization and earnings of all subsidiary companies of CenterPoint because, as a result of the Restructuring authorized in the order dated July 5, 2002 (HCAR No. 27548 (the "July Order")) (as such term is defined in the July Order), CenterPoint has negative retained earnings. Thus, although CenterPoint's aggregate investment (as defined in Rule 53(a)(1)(i) under the Act), in EWGs and FUCOs as of December 31, 2002 was approximately $8 million, the Company is not currently in compliance with the requirements of Rule 53(a)(1) under the Act. As previously explained, CenterPoint is attempting to dispose of its remaining interests in EWGs and FUCOs and is not planning to invest any more monies in those businesses.(6)

                  CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances

----------------------------

      (6) The Federal Energy Regulatory Commission has certified Texas Genco as an EWG. CenterPoint does not intend to seek any financing authority in this regard.


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described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c)
under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4.           REGULATORY APPROVAL.

                  No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5.           PROCEDURE.

                  The Applicants request that the Commission's order be issued as soon as possible, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS.

A.       EXHIBITS.

B-1 Indenture, dated as of February 1, 1998, between NorAm Energy Corp. and Chase Bank of Texas, National Association, as Trustee (incorporated by reference to NorAm Energy Corp.'s Current Report on Form 8-K filed February 10, 1998 (File No. 1-3265)).

G-1.2 Principal amount of external debt and trust preferred securities of CenterPoint and its Subsidiaries as of September 9, 2003 (incorporated by reference to CenterPoint's Current Report on Form 8-K filed October 29, 2003).

B.       Financial STATEMENTS.

FS-1 Consolidated Balance Sheets of CenterPoint as of December 31, 2002 and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-31447)).

FS-3 Consolidated Balance Sheets of CenterPoint as of December 31, 2002, and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint on Form 8-K dated as of November 7, 2003 (File No. 1-31447)).

FS-7 Consolidated Balance Sheets of CenterPoint Energy Resources Corp. as of December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows of CenterPoint Energy Resources Corp. for


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the year ended December 31, 2002 (incorporated by reference to CenterPoint
Energy Resources Corp.'s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-13265)).

FS-7.1 Consolidated Balance Sheets of CenterPoint Energy Resources Corp. as of December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows of CenterPoint Energy Resources Corp. for the year ended December 31, 2002(incorporated by reference to CenterPoint Energy Resources Corp.'s Current Report on Form 8-K dated as of June 16, 2003 (File No. 1-13265)).

FS-8.1 Consolidated Balance Sheets of CenterPoint Energy Resources Corp. as of June 30, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the three months ended June 30, 2003 (unaudited) (incorporated by reference to CenterPoint Energy Resources Corp.'s Quarterly Report on Form 10-Q for the three months ended June 30, 2003 (File No. 1-13265)).

FS-13.1 CenterPoint consolidated financials (forecasts through 2007) (to be filed by amendment).

FS-14.1 GasCo financials (forecasts through 2007) (to be filed by amendment).

FS-18.1 CenterPoint equity percentages (forecasts through 2007) (to be filed by amendment).

FS-19.1 GasCo equity percentages (forecasts through 2007) (to be filed by amendment).


ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                  The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  March 1, 2004

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:  /s/ Rufus S. Scott
     ---------------------------
     Rufus S. Scott
     Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.


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